September 5, 2008
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Room: 6125
Washington, D.C. 20549
ATTN: H. Christopher Owings, Assistant Director
Re:	Retail Ventures, Inc.
Form 10-K for Fiscal Year Ended February 2, 2008
Filed April 25, 2008
Definitive (Revised) Proxy Statement on Schedule 14A
Filed May 1, 2008
Form 10-Q for Fiscal Quarter Ended May 3, 2008
Filed June 12, 2008
File No. 001-10767
Dear Mr. Owings:
We have received the additional comment of the Staff of the Division of Corporation Finance (the “Staff”) set forth in the letter dated August 25, 2008, in connection with the above-captioned filings (the “Comment Letter”).
We have included the Staff’s comment in italics with our response below. In our response we have noted certain clarifications that we will provide in future filings.
We refer to Retail Ventures, Inc. as “RVI” or “the Company” in our response.
We respectfully respond to the comment as follows:
Definitive (Revised) Proxy Statement on Schedule 14A
1.	We note your response to comment 15 from our letter dated July 2, 2008. However, we re-issue the comment to the extent that it requested disclosure of the potential cost if the CEO exercised his option to require the company to purchase his home. As disclosed in the proxy statement, the company has agreed to purchase the home for “the CEO’s full investment as evidenced by

3241 Westerville Road Columbus, Ohio 43224	p • (614) 476-8131 f • (614) 473-2721

United States Securities and Exchange Commission Division of Corporation Finance H. Christopher Owings, Assistant Director	September 5, 2008 Page 2

receipts and supporting documentation, including all construction and ‘finishing’ expenses.” Please disclose this amount. Presumably, the ultimate cost to the company will be lower in the event the company eventually sells the house. Please also include disclosure, if true, that the cost to the company would be reduced by the ultimate sale of the house which would depend on the real estate market at the time of such sale.
RESPONSE:
We respectfully advise the Staff that on August 7, 2008, RVI reported on Form 8-K that on August 1, 2008, RVI provided a notice of non-renewal of the employment agreement with President and Chief Executive Officer Heywood Wilansky. Pursuant to terms of Mr. Wilansky’s employment agreement his employment will terminate on January 31, 2009. If Mr. Wilansky’s residence purchase option is applicable and is exercised during his remaining employment, RVI will disclose the amount within its Proxy Statement on Schedule 14A. It is correct that the cost to the Company would be reduced by the ultimate sale of the house which would depend on the real estate market at the time of such sale.
     The Staff’s commentary with respect to RVI’s responsibility for the adequacy and accuracy of its disclosures is duly noted. The Company acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	The Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding any of the foregoing, please contact the undersigned at (614) 478-2300.

Thank you for your assistance with this matter. Very truly yours,
/s/ James A. McGrady
James A. McGrady, Executive Vice President,
Chief Financial Officer, Treasurer and Secretary

cc:	Julia Davis Heywood Wilansky